FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 29, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Raises EUR 413 Million in Loans to Expand Networks

June 29, 2009

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces that it has signed agreements to receive three separate loans for the total amount of EUR 413 million from the European Bank for Reconstruction and Development (EBRD), the Nordic Investment Bank (NIB) and the European Investment Bank (EIB) to be used for the further development of 2G and 3G mobile networks in the Company’s markets of operation.

The EBRD loan in the amount of EUR 218 million amends a previously unused commitment, concluded in December 2008, and will provide funding for the development of the Company’s networks in Russia, Uzbekistan and Turkmenistan. The loan will have two tranches; the first tranche of EUR 115 million has a 7-year maturity, while the second tranche(1) of EUR 103 million has a 3-year maturity.

The NIB loan in the amount of EUR 80 million will be used to finance the further expansion of the Company’s 2G and 3G mobile networks in Russia, Ukraine, Armenia and Turkmenistan. The loan is in two tranches of EUR 40 million each with maturities of 7- and 3-years.

The EIB loan in the amount of EUR 115 million will support the rollout of 3G/UMTS-based mobile broadband services in the Russian Federation in terms of the purchase and installation of equipment and software licenses for UMTS-based 3G access and core network. EIB funds will allow MTS to increase its rollout of 3G networks to additional cities in Russia in 2009. The loan will have a 7-year maturity.

Commented Mikhail Shamolin, President and CEO of MTS, “For the past nine months, MTS has been working closely with lending organizations to leverage its financial strength in an increasingly volatile lending environment. Cooperation with the EBRD, NIB and EIB enables MTS to carry through on its investment programs, while simultaneously allowing the Company to better manage its cash flows. This in turn allows MTS to better serve our customers, enhance our financial position and realize our strategic goals in our markets of operation.”

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 93.98 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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(1)          The second tranche of the previous unused EBRD commitment was for EUR 110 million at a 5-year maturity. The revised commitment only impacts the scope and terms of the second tranche.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: June 29, 2009